

Keith Haring (b. 1958–d. 1990)

Untitled (1983)



Keith Haring (1958–1990) was an American artist whose Pop and graffiti aesthetic drew out of the New York City street culture of the 1980s.

INVESTMENT THESIS

Price Appreciation of Similar Works

17.8%

Appraised Value

N/A

Initial Offering

$3,330,000

Similar Sales



$4.3m
$3.2m
$2.1m
$1.1m
$0.0
94
97
00
03
06
09
12
15
18
21

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant 36 years
2020 Auction Sales	moderate $28,793,658
Repeat Sales	view

36% Progress

INVEST NOW

DEAL SHEET

WHY WE LIKE THIS PAINTING

- *Untitled* (1983) is an excellent example from Keith Haring's series of paintings on tarpaulin – a medium rooted in Haring's origins as a graffiti artist.
- Three tarp paintings by Haring have sold for over $4.2 million, including the record price held by *Untitled* (1981), which sold for $4,297,483 in February 2020. Masterworks offering size is $3,330,000.
- Although there are no guarantees, similar works have appreciated at 17.8% per year historically.
- This 1983 example has several desirable elements, including Haring's iconic figures in motion, the elongated polka dot pattern, the bold black border, as well as the striking red color palette.
- Masterworks' acquisition team has evaluated more than 50 paintings by Keith Haring and is pleased to offer *Untitled* (1983) as our third artwork by the iconic artist.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales
$28,793,658

2020 Number of Lots Sold
541

KEITH b. 1958, PENNSYLVANIA - d. 1990, NEW YORK

HARING



THE PAINTING

Untitled 1983

Vinyl paint on vinyl tarpaulin
with metal grommets
73 × 73 in. (185 × 185 cm.)

Offering Circular: sec.gov/edgar

ANNUAL APPRECIATION OF SIMILAR WORKS[1]

17.8%

INITIAL OFFERING

$3,330,000

Keith Haring (1958–1990) was an American artist whose Pop and graffiti aesthetic drew on of the New York City street culture of the 1980s.

The Painting is an excellent example from the series of tarp paintings created by Keith Haring during the height of his artistic career, shortly after his first solo exhibition at the Tony Shafrazi Gallery in New York. Prior to being acquired by Masterworks, the Painting was held in the same private collection since being acquired from the aforementioned gallery in 1983. The artist first began using tarpaulin as a painting surface around 1981 and created a number of significant and commercially successful works of a similar large scale using this industrial medium. The most expensive tarpaulin work by Keith Haring to ever be sold at auction was *Untitled* (1981) which sold for £3,291,000 ($4,297,483) on February 13, 2020.

The Painting was created in the early 1980s and depicts two kneeling figures on either side of a ghostly form that has escaped from a hole in the ground. The dynamism of the figures is communicated through Haring's characteristic vibration lines, which reference the artist's early interest in cartoon illustrations. The painting is rendered on a red background with figures and details delineated in thickly applied black and white paint, all colors closely associated with Haring's seminal work. Many of Haring's best tarpaulin paintings were rendered using the same technique and demonstrate his highly recognizable graffiti-inspired style.

The artist created a number of significant and commercially successful works of a similar large scale using tarpaulin, the most expensive of which to ever be sold at auction was *Untitled* (1981) which sold for £3,291,000 ($4,297,483) on February 13, 2020.

As of May 21, 2021, the most expensive tarpaulin works by the artist to sell at auction are led by the aforementioned sale of *Untitled* (1981), followed by *Untitled* (1983), which sold for $4,220,075 on May 15, 2019, and *Untitled* (1983) which sold for $4,212,500 on November 15, 2017. The year, style, color combination, size and execution of the Painting make it a particularly commercial and desirable work by the artist.

AUCTION RESULTS FOR SIMILAR WORKS[2]


$5M
$3.75M
$2.5M
$1.25M
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2014
2016
2018
2020



Haring photographed with one of his paintings in April 1984.

Keith Haring's records at auction have recently started to keep pace with his achievements, with a number of his most expensive works selling at auction within the past six years.

Keith Haring (b. 1958, Pennsylvania-d. 1990, New York) was raised in Kutztown, Pennsylvania, and at a young age, learned to draw from his father, who was an amateur cartooist. Around the age of sixteen, Haring decided to become an artist, and when he graduated high school in 1976, enrolled in the Ivy School of Professional Art in Pittsburgh. Haring soon realized he did not wish to pursue a career as an illustrator and dropped out after two semesters. Haring then moved to New York City and enrolled in the School of Visual Arts in 1978, where he became close with classmates Samantha McEwen and Kenny Scharf, who would go on to become important artists in their own right. Though by 1980, Haring's artistic practice had become diverse in media and approach, he became particularly well known for the white chalk drawings he executed on black poster paper and pasted in the NYC subway system. Cartoon figures drawn in a thick outline, like the 'radiant baby', became synonymous with Haring's aesthetic and earned him a spot in the now legendary Times Square Show, which was organized by COLAB (Collaborative Projects) in 1980 and featured one hundred up and coming artists like Jean-Michel Basquiat, Nan Goldin and Jenny Holzer. Following the show's success, Haring began to work with Tony Shafrazi, who put on an immediately successful solo show of Keith Haring's work in 1982, attended by important Pop Artists like Roy Lichtenstein and Robert Rauschenberg. Haring was respected in artistic circles and his close friends included Jean-Michel Basquiat, George Condo, Andy Warhol, Madonna, Yoko Ono, and David Bowie.

By 1984, the artist's popularity had become motivation for opportunists to lay claim to his graffiti artwork that sprawled Manhattan, and in recourse, Haring established the 'Pop Shop' in 1986, a commercial store where the public could buy inexpensive, authentic Keith Haring imagery. While Haring was criticized within the art world regarding his commercial appeal, the artist firmly believed that art was for the public and often addressed political issues like the crack epidemic, apartheid and the AIDS crisis. In the late 1980s, New York City was hard hit by the aids epidemic, which claimed the lives of many of Haring's close friends, as well as his own in 1990. The artist is remembered around the world through 45 murals from New York to the Berlin Wall, many of which involved collaborations with children. His work continues to be collected around the world. Haring's art is included as part of the permanent collection in important institutions such as the Museum of Modern Art, the Whitney Museum of American Art and the Los Angeles County Museum of Art, among many others. Keith Haring's records at auction have recently started to keep pace with his achievements, with a number of his most expensive works selling at auction within the past six years. As of May 21, 2021, Haring's top auction records include *Silence=Death* (1988), which sold on May 15, 2019 for $5,609,500, *The Last Rainforest* (1989), which sold on June 28, 2016 for £4,181,000 ($5,565,747) and *Untitled* (1984), which sold on October 4, 2018 for £3,946,250 ($5,134,232).



Signed and dated: *K.Haring SEPT. 21–1983 ?* (on the reverse).



As of May 21, 2021, the most expensive tarpaulin works by Haring to sell at auction are led by the *Untitled* (1981), which sold for £3,291,000 ($4,297,483) on February 13, 2020, *Untitled* (1983), which sold for $4,220,075 on May 15, 2019, and *Untitled* (1983), which sold for $4,212,500 on November 15, 2017.


NEW YORK POST
MADONNA
STAYING COOL
BLAST

Andy Warhol (1928–1987) and Keith Haring (1958–1990) collaboration: *Untitled*, 1985; Acrylic and silkscreen ink on linen.

Haring's aesthetic has earned him a spot in the now legendary Times Square Show, which was organized by COLAB (Collaborative Projects) in 1980 and featured one hundred up and coming artists like Jean-Michel Basquiat, Nan Goldin and Jenny Holzer. Haring was respected in artistic circles and his close friends included Jean-Michel Basquiat, George Condo, Andy Warhol, Madonna, Yoko Ono, and David Bowie.



Portrait of Haring with artist Andy Warhol and model and singer Grace Jones attending an American Foundation for AIDS Research fundraiser at the Jacob Javits Center, New York, New York, May 1, 1986. Both Warhol & Haring wear buttons that read 'To Care is to Cure.'

Haring's signature style of iconography and patterning is frequently seen in various fashion and collectibles brands. Some of his collaborations include brands such as Coach, Swatch, Disney, Études and Tommy Hilfiger.







1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart capture the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Keith Haring with the following criteria: square format paintings on vinyl tarpaulin that were created between 1981 and 1983 that feature at least one clear figure or character and measure between 60 inches by 60 inches and 144 inches by 144 inches. Where the buyer's premium was unavailable due to incomplete data, the prevailing buyer's premium at the time of sale was applied. The data was sourced from publicly available auction records and does not in-clude private sales. Such data may be incomplete or inaccurate. Although the paintings in the comparables set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of comparable transactions have increased at an estimated 17.8% CAGR implied from selected sales occurring from June 2, 1994 to February 13, 2020.

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